UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Whitemark Homes, Inc.
(Exact name of registrant as specified in its charter)

Colorado	25-1302097
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

650 South Central Avenue, Suite 1000
Oviedo, Florida 32765
(Address of Principal Executive Offices)(Zip Code)

Whitemark Homes, Inc.
2002 Stock Compensation Plan
(Full title of the plan)

Kenneth L. ("Larry") White
President and Chief Executive Officer
Whitemark Homes, Inc.
650 South Central Avenue, Suite 1000
Oviedo, Florida 32765
(Name and address of agent for service)

(407) 366-9668
(Telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, Par Value $.001	500,000 shares	$3.38 (1)	$1,690,000 (1)	$155.48 (2)

(1)   Solely for the purpose of computing the registration fee in accordance with Rule 457(h), the offering price shown is based on the average of the high ($3.45) and low ($3.30) prices for the registrant's common stock as reported on the OTC Bulletin Board on April 19, 2002.

(2)   Calculated under Section 6(b) of the Securities Act as .000092 of $1,690,000.

Part I Information Required in the Section 10(a) Prospectus

Documents containing the information specified by Part I will be sent or given to participants in the 2002 Stock Compensation Plan as specified by Rule 428(b)(1) under the Securities Act of 1933. Those documents and the documents incorporated by reference in this registration statement pursuant to Item 3 of Part II hereof, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Part II Information Required in the Registration Statement

Item 3. Incorporation of Documents by Reference.

The following documents filed by the Company with the Securities and Exchange Commission are incorporated by reference in this registration statement:

(1)   The Company's Annual Report on Form 10—K for the year ended December 31, 2001;

(2)   The Company's Current Reports on Form 8-K filed on January 22, 2002 and January 23, 2002; and

(3)   The description of the Company's common stock, par value $.001, contained in the Company's Registration Statement on Form 8-A filed on June 28, 1976, including any further amendments or reports filed for the purpose of updating such description.

All documents filed by the Company subsequent to the date of this registration statement pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment hereto which indicates that all securities offered hereby have been sold or which deregisters any securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents.

Any statement contained herein or in a document incorporated by reference in this registration statement shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies and supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

The registrant is a Colorado corporation. Article 109 of the Colorado Business Corporation Act contains provisions for the indemnification and insurance of directors, officers, employees, fiduciaries and agents of a Colorado corporation against liabilities which they may incur in their capacities as such. Those provisions have the following general effects:

(a)   A Colorado corporation must indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding.

(b)   A Colorado corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if the person conducted himself or herself in good faith, the person reasonably believed (i) in the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests, and (ii) in all other cases that his or her conduct was at least not opposed to the corporation's best interests, and in the case of a criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful, except that no indemnification is allowed in connection with a proceeding by or in the right of the corporation in which the person seeking indemnification was adjudged to be liable to the corporation or in connection with any other proceeding in which the person was adjudged liable on the basis that he or she derived an improper personal benefit.

(c)   A Colorado corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary or agent of the corporation against liability asserted against or incurred by the person in that capacity or arising from his or her status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have power to indemnify the person against the same liability under Article 109 of the Colorado Business Corporation Act.

(d)   A Colorado corporation may indemnify an officer, employee, fiduciary, or agent of the corporation to the same extent as a director. A Colorado corporation may also indemnify an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

Article VII of the registrant's articles of incorporation reads as follows:

> The Corporation shall indemnify, to the full extent permitted by law, any person who is or was a director, officer, agent, fiduciary or employee of the Corporation against any claim, liability or expense arising against or incurred by such person as a result of actions reasonably taken by him at the direction of the Corporation. The Corporation shall further have the authority, to the full extent permitted by law, to indemnify its directors, officers, agents, fiduciaries and employees against any claim, liability or expense arising against or incurred by them in all other circumstances and to maintain insurance providing such indemnification.

The registrant does not currently maintain officer and director liability insurance, but may obtain such insurance in the future.

Item 7. Exemption From Registration Claimed.

Not applicable.

Item 8. Exhibits.

The following exhibits are furnished as part of this registration statement:

Exhibit No.	Description
5.1	Opinion of Ballard Spahr Andrews & Ingersoll, LLP
23.1	Consent of Beemer, Pricher, Kuehnhackl & Heidbrink, P.A., Independent Certified Public Accountants
23.2	Consent of O'Sullivan Creel, LLP, Independent Certified Public Accountants
23.3	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page hereof)
99.1	Whitemark Homes, Inc. 2002 Stock Compensation Plan

Item 9. Undertakings.

(a)   Rule 415 Offering. The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   Filings incorporating subsequent Exchange Act documents. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Filing of registration statement on Form S-8. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to any provision or arrangement whereby the registrant may indemnify a director, officer or controlling person of the registrant against liabilities arising under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Oviedo, State of Florida, on April 27, 2002.


WHITEMARK HOMES, INC.

By: /s/ KENNETH L. WHITE

Kenneth L. ("Larry") White, President and Chief
Executive Officer

POWER OF ATTORNEY


Each person whose signature appears below hereby authorizes, constitutes and appoints Kenneth L. ("Larry") White his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her own name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and other amendments thereto) to this Registration Statement on Form S-8 and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing as he or she could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ KENNETH L. WHITE Kenneth L. ("Larry") White	Chairman of the Board, President, Chief Executive Officer and a Director	April 27, 2002
/s/ MITCHELL R. GORDON Mitchell R. Gordon	Chief Financial Officer and Principal Accounting Officer	April 27, 2002
/s/ SCOTT D. CLARK Scott D. Clark	Director	April 27, 2002
/s/ HUGH W. HARLING, JR. Hugh W. Harling, Jr.	Director	April 27, 2002
/s/ KAREN M. LEE Karen M. Lee	Director	April 27, 2002

INDEX TO EXHIBITS

Exhibit No.	Description
5.1	Opinion of Ballard Spahr Andrews & Ingersoll, LLP
23.1	Consent of Beemer, Pricher, Kuehnhackl & Heidbrink, P.A., Independent Certified Public Accountants
23.2	Consent of O'Sullivan Creel, LLP, Independent Certified Public Accountants
23.3	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page hereof)
99.1	Whitemark Homes, Inc. 2002 Stock Compensation Plan

EXHIBIT 5.1

Ballard Spahr Andrews & Ingersoll, LLP
1225 17th Street, Suite 2300
Denver, Colorado 80202

April 26, 2002

Whitemark Homes, Inc.
650 S. Central Avenue, Suite 1000
Oviedo, Florida 32765

Re: Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as special counsel to Whitemark Homes, Inc., a Colorado corporation (the "Company"), and are rendering this opinion in connection with the filing of a Registration Statement on Form S-8 (the "Registration Statement") by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the registration by the Company of 500,000 shares of the Company's common stock, par value $.001 per share (the "Shares"), that may be issued under the 2002 Stock Compensation Plan (the "Plan").

In our capacity as special counsel, we have examined the Plan and originals and copies, certified or otherwise identified to our satisfaction, of such other agreements, documents, corporate records and instruments as we have deemed necessary for the purposes of the opinion expressed below, and have relied upon the accuracy of factual matters contained therein. In giving this opinion, we are assuming the authenticity of all instruments presented to us as originals, the conformity with the originals of all instruments presented to us as copies and the genuineness of all signatures.

Based upon the foregoing, we are of the opinion that the Shares, when issued for services performed for the Company in accordance with the terms of the Plan, will be validly issued, fully paid and nonassessable.

This opinion is limited to the matters expressly stated herein. No implied opinion may be inferred to extend this opinion beyond the matters expressly stated herein. We do not undertake to advise you of any changes in the opinion expressed herein resulting from changes in law, changes in facts or any other matters that might occur or be brought to our attention after the date hereof.

We hereby consent to the sole use of this opinion as an exhibit to the Registration Statement. This opinion is not to be used, circulated, quoted, referred to or relied upon by any other person or for any other purpose without our prior written consent.

Very truly yours,

/s/ BALLARD SPAHR ANDREWS & INGERSOLL, LLP
Ballard Spahr Andrews & Ingersoll, LLP

EXHIBIT 23.1

CONSENT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Whitemark Homes, Inc.
Oviedo, Florida 32765

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 with respect to the 2002 Stock Compensation Plan of Whitemark Homes, Inc. (File No. 333-_____) of our report dated March 8, 2002, relating to the consolidated financial statements of Whitemark Homes, Inc. and subsidiaries appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

/s/ BEEPER, PRICHER, KUEHNHACKL & HEIDBRINK, P.A.
Beemer, Pricher, Kuehnhackl & Heidbrink, P.A.

Winter Park, Florida
April _26, 2002

EXHIBIT 23.2

O'SULLIVAN CREEL, LLP
36474 Emerald Coast Parkway
Destin, FL 32541

CONSENT OF O'SULLIVAN CREEL LLP, INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 with respect to the 2002 Stock Compensation Plan of Whitemark Homes, Inc. (File No. 333-_____) of our reports on our audits of the annual financial statements as identified below on the following entities, which were included in filings with the Securities and Exchange Commission by Whitemark Homes, Inc. on Form 8-K on January 22, 2002 and January 23, 2002.

Entity	Audit Period Ending	Date Issued
Alstar Enterprises, LLC	12/31/2000	12/28/2001
Cabana Cay, LLC; BGW Properties, Inc.; and University, Inc.	12/31/2000	12/28/2001
Cypress Breeze, LLC; Concourse, Inc.; Destin Parks, Inc.	12/31/2000	12/28/2001
Destination Enterprises, Inc.	12/31/2000 and 1999	01/02/2002
Gulf Development Property, LLC	12/31/2000	12/28/2001
Magnolia Landing Development, Inc.	12/31/2000 and 1999	01/02/2002
Muirfield Development Corporation	12/31/2000	12/28/2001
North Florida Consulting, Inc.	12/31/2000, 1999 & 1998	01/17/2002
Troon Development Corporation	12/31/2000	01/02/2002

 s/ O'Sullivan Creel, LLP
O'SULLIVAN CREEL, LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

April 26, 2002

EXHIBIT 99.1

WHITEMARK HOMES, INC.

2002 STOCK COMPENSATION PLAN

1.   Purpose.

(a)   The purpose of this Whitemark Homes, Inc. 2002 Stock Compensation Plan (the "Plan") is to provide a means by which key Employees and Directors of and Consultants to the Company and its Affiliates may be given an opportunity to acquire Common Stock of the Company in payment for services performed for the Company or its Affiliates.

(b)   The Company, by means of the Plan, seeks to retain the services of persons who are now Employees or Directors of or Consultants to the Company or its Affiliates, to secure and retain the services of new Employees, Directors and Consultants, and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Affiliates.

2.   Definitions.

(a)   "Affiliate" means any parent or subsidiary of the Company, whether now or hereafter existing.

(b)   "Board" means the Board of Directors of the Company.

(c)   "Committee" means a Committee appointed by the Board in accordance with subsection 3(c) of the Plan.

(d)   "Common Stock" means the Company's common stock, par value $.001 per share.

(e)   "Company" means Whitemark Homes, Inc., a Colorado corporation.

(f)   "Consultant" means any person, including an advisor, engaged by the Company or an Affiliate to render bona fide consulting services to the Company or an Affiliate and who is to be compensated for such services, and if the issuance of Common Stock under the Plan is registered under the Securities Act pursuant to a registration statement on Form S-8, to be eligible to receive Common Stock issued under the Plan a Consultant must also be a natural person whose services for the Company or an Affiliate are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities.

(g)   "Director" means a member of the Board.

(h)   "Employee" means any person, including Officers and Directors, employed by the Company or any Affiliate of the Company.

(i)   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(j)   "Fair Market Value" means the value of the Common Stock of the Company as determined in good faith by the Board, provided that (i) if the principal market for the Common Stock is a national securities exchange or the Nasdaq Stock Market, the Fair Market Value shall be the mean between the lowest and highest reported sale prices of the Common Stock on the principal exchange or market on which the Common Stock is then listed or admitted to trading on the particular date as of which Fair Market Value is determined, and (ii) if the principal market of the Common Stock is not a national securities exchange or the Nasdaq Stock Market, the Fair Market Value shall be the mean between the highest bid and lowest asked prices for the Common Stock as reported on the OTC Bulletin Board or comparable service on the particular date as of which Fair Market Value is determined.

(k) "Officer" means a person who is an officer of the Company or an Affiliate within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(l) "Plan" means this Whitemark Homes, Inc. 2002 Stock Compensation Plan.

(m) "Securities Act" means the Securities Act of 1933, as amended.

3. <u>Administration</u>.

(a) The Plan shall be administered by the Board unless and until the Board delegates administration to a Committee, as provided in subsection 3(c).

(b) The Board shall have the power, subject to and within the limitations of the express provisions of the Plan:

    (i) To determine from time to time which of the persons eligible under the Plan shall be issued shares of Common Stock in payment for services and the value of such services; when and how such shares of Common Stock shall be issued; the terms and conditions of each issuance of shares of Common Stock (which need not be identical); and the number of shares which shall be issued to each such person.

    (ii) To construe and interpret the Plan and the terms and conditions of the issuance of shares of Common Stock under the Plan, and to establish, amend and revoke rules and regulations for its administration. The Board in the exercise of this power may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

    (iii) To amend the Plan as provided in Section 10.

    (iv) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company.

(c) The Board may delegate administration of the Plan to a Committee composed of not fewer than two members of the Board. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board (and references in this Plan to the Board shall thereafter be to the Committee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

4. <u>Shares Subject to the Plan</u>.

(a) Subject to the provisions of Section 9 relating to adjustments upon changes in stock, the stock that may be issued pursuant to the Plan shall be Common Stock of the Company and shall not exceed in the aggregate 500,000 shares of Common Stock of the Company.

(b) The Common Stock subject to the Plan may be unissued shares or reacquired shares purchased on the market or otherwise.

5. <u>Eligibility</u>. All Employees and Directors of and Consultants to the Company and its Affiliates are eligible to participate in the Plan.

6. <u>Issuance of Stock Under the Plan</u>. The terms and conditions of each issuance of Common Stock under the Plan shall be as the Board shall deem appropriate. The provisions of separate issuances need not be identical, but each issuance shall be made in accordance with each of the following provisions:

(a) <u>Consideration</u>. The consideration for shares of Common Stock issued pursuant to the Plan shall be paid, to the extent permitted by applicable statutes and regulations, in services performed for the Company or any Affiliate, which services shall be valued in good faith by the Board or Committee and correspond to the Fair Market Value of the Common Stock issued.

(b) <u>Vesting</u>. The total number of shares of Common Stock subject to a particular issuance may, but need not, be allotted in periodic installments (which may, but need not, be equal). An agreement for a particular issuance may provide that from time to time during installment periods shares shall vest with respect to some or all of the shares allotted to that period.

(c) <u>Securities Law Compliance</u>. The Company may require any person to whom Common Stock is issued under the Plan, or any person to whom Common Stock is transferred, (1) to give written assurances satisfactory to the Company as to that person's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters, and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of acquiring the Common Stock; and (2) to give written assurances satisfactory to the Company stating that such person is acquiring the Common Stock for such person's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (i) the issuance of the shares under the Plan has been registered under a then currently effective registration statement under the Securities Act, or (ii) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on Common Stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(d) <u>Withholding</u>. A person to whom Common Stock is issued under the Plan shall satisfy any federal, state or local tax withholding obligation relating to the issuance by such means as the Company shall reasonably determine.

7. <u>Covenants of the Company</u>.

(a) The Company shall keep reserved and available at all times the number of shares of Common Stock which may be issued pursuant to the Plan.

(b) The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to issue and sell shares of Common Stock pursuant to the Plan; *provided however,* that this undertaking shall not require the Company to register under the Securities Act either the Plan or any Common Stock issued or issuable pursuant to the Plan. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue Common Stock under the Plan unless and until such authority is obtained.

8. <u>Miscellaneous</u>. Nothing in the Plan or any instrument or agreement executed or Common Stock issued pursuant thereto shall confer upon any Employee, Director or Consultant any right to continue in the employ of the Company or any Affiliate (or to continue acting as a Director or Consultant) or shall affect the right of the Company or any Affiliate to terminate the employment or relationship as a Director or Consultant of any Employee, Director or Consultant with or without cause.

9. <u>Adjustments Upon Changes in Stock</u>. If any change is made in the Common Stock subject to the Plan (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares,

change in corporate structure or otherwise), the Plan will be automatically adjusted as appropriate in the class(es) and maximum number of shares of Common Stock subject to the Plan pursuant to subsection 4(a).

10. <u>Amendment of the Plan</u>. The Board at any time, and from time to time, may amend the Plan.

11. <u>Termination or Suspension of the Plan</u>. The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the ten year anniversary of the date the Plan is adopted by the Board. No shares of Common Stock may be issued under the Plan while the Plan is suspended or after it is terminated.

12. <u>Effective Date of the Plan</u>. The Plan shall become effective upon adoption by the Board.